06015555

DORSEY
DORSEY & WHITNEY LLP

DANIEL M. MILLER
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

SEC MAIL PROCESSING
RECEIVED
JUL 26 2006
WASH, D.C. 213 SECTION

July 24, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

SUPPL

Re: WestJet Airlines Ltd.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34992

Dear Sirs/Mesdames:

On behalf of our client, WestJet Airlines Ltd. (the "Corporation"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Corporation's documents listed on Schedule A hereto.

As required pursuant to Rule 12g3-2(b), the Corporation's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Daniel M. Miller

DMM/dmm
Enclosure

cc: Daryl S. Fridhandler
Burnet, Duckworth & Palmer LLP

PROCESSED
JUL 31 2006
THOMSON
FINANCIAL

7/28

SCHEDULE A

1. 2006 First Quarter Report, including interim financial statements and management's discussion and analysis for the fiscal quarter ended March 31, 2006
2. CEO Certification of Interim Filings for the interim period ended March 31, 2006
3. CFO Certification of Interim Filings for the interim period ended March 31, 2006
4. Report of Voting Results
5. News release, dated April 27, 2006
6. News release, dated May 4, 2006
7. News release, dated May 29, 2006
8. News release, dated June 6, 2006
9. News release, dated July 6, 2006
10. News release, dated July 20, 2006



2006 WESTJET
FIRST QUARTER REPORT

OWNERS' MANUAL

WESTJET

TABLE OF CONTENTS



John Craddock and Larry Richards
Aircraft Maintenance Engineer and Mechanic – Aircraft

WESTJET IS CANADA'S LEADING LOW-FARE AIRLINE and is based in Calgary, Alberta. In the first quarter of 2006, WestJet employed 5,089 people, and carried 2.6 million guests to its 23 Canadian destinations of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Grande Prairie, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Thunder Bay, London, Hamilton, Toronto, Ottawa, Montréal, Moncton, Charlottetown, Halifax and St. John's, and its 10 American destinations of Honolulu, Maui, Los Angeles, Palm Springs (seasonal), Las Vegas, Phoenix (seasonal), Tampa, Orlando, Fort Myers (seasonal), and Fort Lauderdale. As at March 31, 2006, WestJet's fleet consisted of 55 Boeing 737 aircraft. WestJet is publicly traded on the Toronto Stock Exchange under the symbols WJA and WJA.RV.*

*Effective May 8, 2006, WestJet's Variable Voting share symbol will change from WJA.RV to WJA.A.

Board of Directors

Clive Beddoe
Executive Chairman
President and CEO
WestJet Airlines Ltd.

James Homeniuk
Aircraft Maintenance Engineer
P.A.C.T. Representative
WestJet

Ronald Greene
Lead Director
President and CEO
Tortuga Investment Corp.

Arthur Scace
Non-Executive Chairman
The Bank of Nova Scotia

Don MacDonald
President
Sanjel Corporation

Murph Hannon
President
Murcon Development Ltd.
President
Canadian Hydrodynamics Ltd.

Hugh Bolton
Non-Executive Chairman
EPCOR Utilities Inc.
Lead Director
Matrikon Inc.

Wilmot Matthews
President
Marjad Inc.

Allan Jackson
President and CEO
Arci Ltd.
President and CEO
Jackson Enterprises Inc.

Larry Pollock
President and CEO
Canadian Western Bank and
Canadian Western Trust

Executives

Clive Beddoe
Executive Chairman
President and CEO

Don Bell
Executive Vice-President Culture

Russ Hall
Executive Vice-President
Guest Services &
Information Technology

Alexander (Sandy) Campbell
Executive Vice-President Finance
& Chief Financial Officer

Sean Durfy
Executive Vice-President
Marketing & Sales

Fred Ring
Executive Vice-President
Corporate Projects

Matthew Handford
Executive Vice-President
People

Transfer Agent and Registrar:
CIBC Mellon Trust Company
Toll Free Phone Number:
North America: 1-800-387-0825
Outside North America: 416-643-5500
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com

Auditors:
KPMG LLP, Calgary, AB

Legal Counsel:
Burnet, Duckworth and Palmer LLP, Calgary, AB

Stock Exchange Listing:
Shares in WestJet stock are publicly traded on the Toronto Stock Exchange under the symbols WJA and WJA.RV*

Investor Relations Contact Information:
Telephone: 1-877-493-7853 or
444-2252 in Calgary
E-mail: investor_relations@westjet.com

WestJet Office:
5055 11 St. NE,
Calgary, Alberta, T2E 8N4
Phone: (403) 444-2600
Fax: (403) 444-2301

Front Cover: Sharon Garellek, Customer Service Agent

Clive Beddoe
President and Chief
Executive Officer



"With all our recent successes there is a noticeably renewed spirit and rejuvenated enthusiasm among WestJetters."

PRESIDENT'S MESSAGE TO SHAREHOLDERS

I AM VERY PLEASED to be able to report that our quarterly results for the first three months of 2006 mark the most successful first quarter in our history. With the Canadian airline industry returning to a more rational pricing environment, we returned to first quarter profitability reporting net earnings of $12.9 million. During this quarter, we have witnessed record breaking load factors as well as improved yields, all of which we have achieved while continuing to add capacity. This accomplishment, which is hard to attain in the airline industry, is one we have now achieved over the past three quarters.

In the first quarter of 2006, we achieved operating revenues of $387.6 million, a 31.6% increase from the $294.6 million achieved in the first three months of 2005. Our reported yield (revenue per revenue passenger mile) for the first three months of 2006 was 16.8 cents, up 10.5% from 15.2 cents in the first quarter of 2005. This produced an increase in revenue per available seat mile ("RASM") of 19.6% over the same period last year.

Our cost per available seat mile increased 7.8% to 12.5 cents this quarter compared with 11.6 cents in the first quarter of 2005, but is unchanged from last quarter. The biggest contributors to this year over year increase were aircraft fuel, sales and marketing expenses and aircraft leasing.

On an available seat mile basis, our fuel expense was 11.9% higher in the first quarter of 2006 versus the same period in 2005. We managed to mitigate this expense with the early retirement of our less fuel efficient 200-series aircraft. With an average age of 2.1 years, our fleet of Next-Generation aircraft is the youngest fleet in North America. These aircraft are 30% more fuel efficient than the 200-series and are vital to our continued success as a low-cost carrier.

Our record load factors in the first quarter of 2006 are a reflection of the significant investment we have put into our marketing efforts in recent months. The launch of our recent "Owners" campaign has increased our exposure and brand awareness in Central and Eastern Canada and reinforced our strong market presence in the West.

The first quarter of 2006 has shown improved performance in our transborder service with better than ever load factors and yields. Furthermore, Hawaii has been another successful new initiative for us and our expectations are to increase the frequency for both Honolulu and Maui, as well as other transborder routes next year.

During this last quarter, we also successfully completed negotiating a three year agreement with our pilots, which resulted in over 93% of our pilots voting and 96.3% of them voting in favour of the proposed agreement. It is particularly rewarding to see such a strong acceptance of this agreement as it clearly reflects the overwhelming support that this important team has for our company and its efficiency.

We accepted delivery of four new Boeing Next-Generation 737s in the first quarter of 2006, and we will be receiving another eight aircraft throughout the year, with all but two of these total additions being 737-600s. This will bring our registered fleet to 63 aircraft by year end. The additional 600-series aircraft will allow us to improve our efficiency in smaller markets due to their smaller size and lower cost of operation.

After struggling with the extremely high price of jet fuel, it is satisfying to be paying out over $3.5 million in profit sharing this spring, which represents the payout for the last six months, to our dedicated team of WestJet employees. Our team has worked very hard over the past few months to generate these results, in what is traditionally a slower time for our industry. With all our recent successes there is a noticeably renewed spirit and rejuvenated enthusiasm among WestJetters who feel that their hard work and dedication will bear fruit in 2006.

On behalf of the Board, thank you to our people, guests and shareholders for your continued support.

Clive Beddoe
Executive Chairman,
President and Chief Executive Officer
WestJet Airlines Ltd.

April 26, 2006

Andrew De Guzman, Albert Tam and Dan Hawkins
TAC Team



This is the first time in five years that we have been able to return to operating one aircraft type which is fundamental to our low-cost philosophy.

Forward-looking information

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. These forward-looking statements typically contain the words "anticipate," "believe," "estimate," "intend," "expect," "may," "will," "should," or other similar terms. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.

Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com.

To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various non-GAAP performance measures, including available seat mile ("ASM"), cost per available seat mile ("CASM") defined as operating expense divided by available seat miles, revenue per available seat mile ("RASM") defined as total revenue divided by available seat miles, and revenue per revenue passenger mile ("yield") defined as total revenue divided by revenue passenger miles. These measures are provided to enhance the user's overall understanding of the Company's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance

Quarterly unaudited financial information (IN MILLIONS EXCEPT PER SHARE DATA)

	Three Months Ended			
	Mar. 31 2006	Dec. 31 2005	Sept. 30 2005	Jun. 30 2005
Total revenues	$ 388	$ 368	$ 406	$ 326
Net earnings	$ 13	$ 2	$ 30	$ 2
Basic earnings per share	$ 0.10	$ 0.01	$ 0.24	$ 0.02
Diluted earnings per share	$ 0.10	$ 0.01	$ 0.23	$ 0.02

	Three Months Ended			
	Mar. 31 2005	Dec. 31 2004[1]	Sept. 30 2004	Jun. 30 2004
Total revenues	$ 295	$ 274	$ 310	$ 257
Net earnings (loss)	$ (10)	$ (46)	$ 21	$ 7
Basic earnings (loss) per share	$ (0.08)	$ (0.37)	$ 0.17	$ 0.06
Diluted earnings (loss) per share	$ (0.08)	$ (0.37)	$ 0.17	$ 0.06

(1) Includes writedown of $47,577,000 related to 200-series fleet impairment

with or an alternative for GAAP and may be different from measures used by other companies.

Highlights

The first quarter of 2006 was one of significant accomplishment as we returned to strong profitability in a more rational pricing environment. Furthermore, we were very pleased with the healthy improvements in load factors generated during this quarter, particularly in the face of the additional capacity we added to the market.

The first quarter is traditionally a weak period for the airline industry in Canada as fewer guests historically fly within the domestic market. However, our results this quarter reflect our concerted efforts to diversify our business during this slower period with increased capacity to the sun destinations in Florida, Arizona and Nevada.

Our net income rose to $12.9 million in the first quarter of 2006 compared to a net loss of $9.6 million in the same period in 2005. Revenue per passenger mile ("yield") increased by 10.5% to 16.8 cents in the first quarter 2006 as compared to 15.2 cents in first quarter 2005. Our load factor for the first quarter 2006 was up by 5.8 percentage points to 79.4% as compared to 73.6% in first quarter 2005.

Our sales and marketing strategies that were implemented last year worked well to improve our revenues, and were influential in producing positive results in our bookings and increasing our brand awareness. This focus on our guests' experience, together with our enhanced schedule of more frequency on existing routes and the introduction of the new destinations of Fort Myers, Maui and Honolulu, clearly improved the market appeal of our product.

During the quarter we also successfully completed the final transition of our fleet to more fuel-efficient Next-Generation aircraft with the retirement of the last of our older 200-series aircraft. Our fleet, which now has an average age of only 2.1 years, is the youngest fleet of aircraft in North America. During this quarter we also added one Next-Generation 700-series and three Next-Generation 600-series aircraft to our fleet which now consists of six 737-600 aircraft with seating for 119 guests, 44 737-700s with seating for 136 guests and five 737-800s with seating for 166 guests. This provides us with the ability to allocate different sized aircraft on routes of varying demand.

Of greater significance is that these aircraft are of a single-type allowing us more efficient utilization of our pilots, and more effective support from our maintenance engineers and parts inventory. It should be noted that this is the first time in five years that we have been able to return to operating one aircraft type which is fundamental to our low-cost philosophy.



737-700 WestJet aircraft at the Calgary Hangar

Operational Growth

Our available seat miles ("ASMs") increased by 10.2% to 2.897 billion for the first quarter of 2006 as compared to 2.630 billion in first quarter 2005. Our significant increases in load factor for this quarter, in conjunction with yield growth, points to how successful our strategies have been for this period.

Total revenues, which include guest revenues, charter and other revenues and interest income, increased to $387.6 million in first quarter 2006, a 31.6% increase from $294.6 million in first quarter 2005. Our guest revenues generated from scheduled services increased 41.2% to $316.1 million versus $223.8 million for the same period last year.

Our strategies to further penetrate the markets in Eastern Canada and transborder destinations and to improve frequency on our existing routes also have significantly contributed to our success this quarter.

Our charter and other income remained relatively consistent on a year-over-year basis,

$69.1 million in first quarter 2006 as compared to $69.8 million in first quarter 2005. Charter revenues decreased by 11.0% to $52.7 million in first quarter 2006 from $59.2 million in first quarter 2005. This decline was due to the damage done by last year's hurricanes which significantly reduced demand for flights to Cancun. Furthermore, the inclusion of Las Vegas in our scheduled flying as opposed to being part of our charter program contributed to this reduction.

The other components of this revenue, including change fees and buy-on-board products, increased year over year from $10.6 million in first quarter 2005 to $16.4 million in first quarter 2006.

Costs

Although we continued our diligence to control costs, our cost per available seat mile ("CASM") this quarter did increase by 7.8% over the same quarter last year, from 11.6 cents to 12.5 cents. This increase was primarily caused by escalated fuel prices, an increase in our sales and marketing efforts, additional aircraft leasing costs on new aircraft and higher depreciation and amortization on our new aircraft.

Our new marketing strategies increased sales and marketing CASM from 0.76 cents per seat mile to 1.13 cents per seat mile. Our total sales and marketing expenses, as a percentage of total revenue, was 8.4% in the first quarter of 2006, an increase year over year from 6.8%. The increase in our marketing costs came about as a result of our plan to refresh the WestJet brand, and to increase the size and scope of our corporate sales team. This initiative to better serve our travel agency market and corporate Canada's business sector, has proved to be very successful in the first quarter of 2006 and was enhanced by our popular "Owners" advertising campaign which was launched in September 2005.

Despite some of the unavoidable cost increases that we experienced this quarter, we were able to successfully monitor and control our costs to a sustainable low level and produce strong financial results for the first quarter 2006.

Aircraft leasing costs increased by 45.5% to 0.64 cents on a per available seat mile basis primarily attributable to the additional lease payments on five new 800-series aircraft we introduced into our fleet in the second quarter of 2005.

During this quarter, we experienced a 22.2% increase in our fuel costs per litre compared with the first quarter of 2005. However, measured on an available seat mile basis, our fuel costs only increased 11.9%. This was achieved as a result of the greater fuel efficiency of our new aircraft and the strengthening of the Canadian dollar. Despite the continuing rise in fuel costs, our retirement of our 200-series aircraft and the accomplishment of operating a more fuel-efficient fleet has contributed to our efforts to offset the uncontrollable increases in the price of fuel. Our Next-Generation fleet of

Cost per available seat mile (CASM) (in cents)

	Three months ended March 31 2006	Twelve months ended December 31 2005	Three months ended March 31 2005	% change over December 31 2005	% change over March 31 2005
Aircraft fuel	3.30	3.32	2.95	(0.6)%	11.9%
Airport operations	2.24	2.05	2.18	9.3%	2.8%
Flight operations and navigational charges	1.69	1.72	1.59	(1.7)%	6.3%
Sales and marketing	1.13	1.16	0.76	(2.6)%	48.7%
Depreciation and amortization	0.83	1.00	0.97	(17.0)%	(14.4)%
Maintenance	0.71	0.69	0.77	2.9%	(7.8)%
General and administration	0.66	0.67	0.64	(1.5)%	3.1%
Aircraft leasing	0.64	0.62	0.44	3.2%	45.5%
Interest expense	0.54	0.52	0.51	3.8%	5.9%
Inflight	0.50	0.50	0.50	0.0%	0.0%
Guest services	0.26	0.26	0.26	0.0%	0.0%
	12.50	12.51	11.57	(0.1)%	8.0%

aircraft are 30% more fuel-efficient than the 200-series on a unit-cost basis and our 700- and 800-series aircraft are all equipped with blended winglets, which increase lift, further improve fuel

»»

We were able to successfully monitor and control our costs to a sustainable low level and produce strong financial results for the first quarter 2006.

««

efficiency and lower emissions. To mitigate our exposure to fluctuations in jet fuel prices, we periodically use short-term and long-term financial and physical derivatives and account for these derivatives as cash flow hedges. During the quarter, we recognized a net loss of $2.2 million in aircraft fuel resulting from hedging transactions. As at March 31, 2006, we have no outstanding hedges. A net loss of $61,400 associated with aircraft fuel hedging transactions has been settled and will be recorded in April 2006.

In late 2005, we purchased two of our previously leased 737-200 aircraft to diminish our exposure to lease return conditions and soon thereafter sold these aircraft on the open market. During this quarter, we continued with this program and purchased the remaining three leased 200-series aircraft in order to create certainty around these lease obligations. We were successful in closing sales agreements for the resale of these five 200-series aircraft in this first quarter of 2006. Our objective to create the most fuel efficient fleet possible has now been achieved and we will continue to reap the benefits of this strategy for many years to come.

The cost of operating within the North American airport system has seen initial signs of levelling during the first quarter 2006. A number of airports, including the Calgary International Airport, have taken steps to hold the line on rates and fees, which has resulted in airport CASM growth slowing to 2.8% over the same period in 2005. The increase in CASM is primarily due to the heavier weight of our Next-Generation series aircraft which have replaced our 200-series fleet. On a per departure basis the 7.1% rise in costs compared to a 31.2% increase in the same period of 2005, continue to be driven by the retirement of our smaller 737-200 series aircraft, their replacement with heavier Next-Generation aircraft and related fee impact, and the continued shift in total capacity to Toronto's Pearson International Airport, Canada's most expensive airport. While it is expected that rate increases will continue to influence airport costs going forward, we are optimistic that our first quarter rate trends will be consistent throughout 2006.

We also experienced stability of costs related to air navigational charges in Canada. In the absence of NAV Canada rate increases, our CASM increase was virtually flat at 0.1% compared to a 4% point decrease in the first quarter 2005 over first quarter 2004.



Shirley Vanaelst
Executive Administrative Assistant

Balance Sheet

A fundamental component of our long-term success is financial strength and flexibility in our balance sheet. Our cash position at quarter end was $288.1 million and we achieved a consistent working capital ratio of 0.8 to 1. Our debt-to-equity ratio, which includes $471.5 million of off-balance sheet financing representative of operating leases at present value, was 2.53 to 1. We continue to manage our benchmark debt-to-equity ratio to no greater than 3 to 1.

Our contractual obligations for each of the next five years have not materially changed as disclosed in the annual report, December 31, 2005.

During this quarter, we accepted delivery of four aircraft covered by our Final Commitment from the Export-Import Bank of the United States ("Ex-Im Bank"). We will be accepting the remaining two deliveries under this Final Commitment with Ex-Im Bank in our next quarter. We are currently in the process of converting our Preliminary Commitment to a Final Commitment with Ex-Im Bank to cover an additional six aircraft to be delivered between July 2006 and December 2006.

We have entered into forward starting interest rate agreements, at rates between 4.98% and 5.00%, on two future aircraft deliveries effective for the period between April 2006 and June 2006.

With the continued commitment of everyone at WestJet, we expect the achievements of the first quarter will continue through 2006 and beyond.



Janice Paget
Vice-President – Controller

As at April 25, 2006, we had 129,578,305 shares outstanding – 120,070,708 common voting shares and 9,507,597 variable voting shares and 11,337,573 stock options outstanding.

Outlook

We are optimistic that our industry-leading guest service will drive further growth into Eastern Canada, transborder destinations and the business traveller market segment. We have again demonstrated our ability to add capacity to our system and generate the demand to economically fill these additional seats in the market. With the continued commitment of everyone at WestJet, we expect the achievements of the first quarter will continue through 2006 and beyond. This should all translate into increased financial performance for our shareholders.

April 26, 2006

CONSOLIDATED BALANCE SHEETS

WestJet Airlines Ltd.

March 31, 2006, December 31, 2005 and March 31, 2005 (Unaudited)
(Stated in Thousands of Dollars)

	March 31 2006	December 31 2005	March 31 2005
Assets			
Current assets:			
Cash and cash equivalents	$ 288,100	$ 259,640	$ 168,106
Accounts receivable	16,970	8,022	14,609
Income taxes recoverable	13,559	13,909	12,069
Prepaid expenses and deposits	33,849	31,746	27,285
Inventory	7,189	6,259	4,386
	359,667	319,576	226,455
Property and equipment (note 1)	1,938,822	1,803,497	1,591,298
Other assets	94,247	90,019	83,190
	$ 2,392,736	$ 2,213,092	$ 1,900,943
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$ 115,972	$ 100,052	$ 98,490
Advance ticket sales	154,222	127,450	114,301
Non-refundable guest credits	33,764	32,814	26,562
Current portion of long-term debt (note 2)	125,325	114,115	96,457
Current portion of obligations under capital lease (note 5(b))	342	2,466	5,454
	429,625	376,897	341,264
Long-term debt (note 2)	1,143,870	1,044,719	882,577
Obligations under capital lease (note 5(b))	1,751	1,690	–
Other liabilities	16,765	16,982	10,818
Future income tax	113,029	102,651	71,605
	1,705,040	1,542,939	1,306,264
Shareholders' equity:			
Share capital (note 4(a))	429,718	429,613	401,450
Contributed surplus (note 4(e))	43,671	39,093	25,377
Retained earnings	214,307	201,447	167,852
	687,696	670,153	594,679
Commitments and contingencies (note 5)			
	$ 2,392,736	$ 2,213,092	$ 1,900,943

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND RETAINED EARNINGS

WestJet Airlines Ltd.

For the periods ended March 31, 2006 and 2005 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Amounts)

Three Months Ended March 31	2006	2005
Revenues:		
Guest revenues	$ 316,117	$ 223,811
Charter and other	69,075	69,784
Interest income	2,363	1,006
	387,555	294,601
Expenses:		
Aircraft fuel	95,502	77,669
Airport operations	64,824	57,277
Flight operations and navigational charges	48,846	41,931
Sales and marketing	32,382	19,905
Depreciation and amortization	24,051	25,525
Maintenance	20,437	20,196
General and administration	19,231	16,815
Aircraft leasing	18,493	11,565
Interest expense	15,556	13,435
Inflight	14,444	12,994
Guest services	7,512	6,903
	361,278	304,215
Earnings (loss) from operations	26,277	(9,614)
Non-operating income (expense):		
Gain (loss) on foreign exchange	266	(541)
Gain on disposal of property and equipment	834	41
	1,100	(500)
Employee profit share (note 6)	2,847	-
Earnings (loss) before income taxes	24,530	(10,114)
Income tax expense (recovery):		
Current	1,292	(4,743)
Future	10,378	4,223
	11,670	(520)
Net earnings (loss)	$ 12,860	$ (9,594)

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND RETAINED EARNINGS

(Continued)

WestJet Airlines Ltd.

For the periods ended March 31, 2006 and 2005 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Amounts)

Three Months Ended March 31	2006	2005
Retained earnings, beginning of period	$ 201,447	$ 177,446
Net earnings (loss)	12,860	(9,594)
Retained earnings, end of period	$ 214,307	$ 167,852
Earnings (loss) per share (note 4(c)):		
Basic	$ 0.10	$ (0.08)
Diluted	$ 0.10	$ (0.08)
Operating highlights:		
Available seat miles	2,897,107,881	2,630,180,625
Revenue passenger miles	2,300,447,475	1,934,680,989
Load factor	79.4%	73.6%
Revenue per passenger mile (cents)	16.8	15.2
Revenue per available seat mile (cents)	13.4	11.2
Cost per passenger mile (cents)	15.7	15.7
Cost per available seat mile (cents)	12.5	11.6
Fuel consumption (litres)	142,291,618	141,463,749
Fuel cost/litre (cents)	67.1	54.9
Leg guests	2,621,192	2,277,400
Average stage length	831	813
Number of full time equivalent employees at quarter end	4,376	4,157
Fleet size at quarter end	55	57

CONSOLIDATED STATEMENTS OF CASH FLOWS

WestJet Airlines Ltd.

For the periods ended March 31, 2006 and 2005 (Unaudited)
(Stated in Thousands of Dollars)

Three Months Ended March 31	2006	2005
Cash provided by (used in):		
Operating activities:		
Net earnings (loss)	$ 12,860	$ (9,594)
Items not involving cash:		
Depreciation and amortization	24,051	25,525
Amortization of other liabilities	(217)	(26)
Amortization of hedge settlements	348	348
Gain on disposal of property and equipment	(834)	(41)
Stock-based compensation expense	4,683	3,536
Issued from treasury stock	–	4,601
Future income tax expense	10,378	4,223
	51,269	28,572
Decrease in non-cash working capital	32,011	27,288
	83,280	55,860
Financing activities:		
Repayment of long-term debt	(28,520)	(23,902)
Increase in long-term debt	138,881	–
Decrease in obligations under capital lease	(226)	(1,431)
Increase in other liabilities	–	844
Increase in other assets	(5,648)	(3,633)
Issuance of common shares	–	6,244
	104,487	(21,878)
Investing activities:		
Aircraft additions	(159,733)	(141,370)
Aircraft disposals	3,720	135,218
Other property and equipment additions	(4,729)	(8,305)
Other property and equipment disposals	1,435	49
	(159,307)	(14,408)
Increase in cash	28,460	19,574
Cash, beginning of period	259,640	148,532
Cash, end of period	$ 288,100	$ 168,106

Cash is defined as cash and cash equivalents.

Cash interest and taxes paid during the three-months ended March 31, 2006 were $14,778,000 (2005 – $13,705,000) and $942,000 (2005 – $4,472,000) respectively.

As at March 31, 2006 cash and cash equivalents include US $7,309,000 (December 31, 2005 – US $6,317,000, March 31, 2005 – US $2,419,000) of restricted cash.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

WestJet Airlines Ltd.

For the periods ended March 31, 2006 and 2005 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2005.

The Corporation's business is seasonal in nature with varying levels of activity throughout the year. The Corporation experiences increased domestic travel in the summer months and more demand for transborder and charter sun destinations over the winter period.

1. Property and equipment:

March 31, 2006	Cost	Accumulated depreciation	Net book value
Aircraft – Next-Generation	$ 1,779,561	$ 122,079	$ 1,657,482
Ground property and equipment	131,920	52,277	79,643
Spare engines and parts – Next-Generation	68,661	8,857	59,804
Buildings	39,501	4,071	35,430
Leasehold improvements	6,420	4,126	2,294
Other assets under capital lease	2,481	315	2,166
	2,028,544	191,725	1,836,819
Deposits on aircraft	66,256	–	66,256
Assets under development	35,747	–	35,747
	$ 2,130,547	$ 191,725	$ 1,938,822

December 31, 2005			
Aircraft – Next-Generation	$ 1,619,850	$ 102,914	$ 1,516,936
Ground property and equipment	135,217	52,664	82,553
Spare engines and parts – Next-Generation	67,960	8,029	59,931
Buildings	39,636	3,825	35,811
Leasehold improvements	6,302	3,992	2,310
Other assets under capital lease	2,289	198	2,091
Aircraft – 200-series	3,892	2,861	1,031
Spare engines and parts – 200-series	12,547	11,128	1,419
Aircraft under capital lease	19,475	19,475	–
	1,907,168	205,086	1,702,082
Deposits on aircraft	73,493	–	73,493
Assets under development	27,922	–	27,922
	$ 2,008,583	$ 205,086	$ 1,803,497

1. **Property and equipment (continued):**

March 31, 2005		Cost		Accumulated depreciation		Net book value
Aircraft – Next-Generation	$	1,305,576	$	57,170	$	1,248,406
Ground property and equipment		117,581		38,688		78,893
Spare engines and parts – Next-Generation		54,406		5,583		48,823
Buildings		39,636		3,086		36,550
Leasehold improvements		5,693		3,334		2,359
Aircraft – 200-series		142,519		126,819		15,700
Spare engines and parts – 200-series		22,978		16,663		6,315
Aircraft under capital lease		31,601		27,900		3,701
		1,719,990		279,243		1,440,747
Deposits on aircraft		135,103		–		135,103
Assets under development		15,448		–		15,448
	$	1,870,541	$	279,243	$	1,591,298

During the three-months ended March 31, 2006, property and equipment was acquired at an aggregate cost of $172,000 (December 31, 2005 – $2,137,000, March 31, 2005 – $NIL) by means of capital leases.

2. **Long-term debt:**

		March 31 2006		December 31 2005		March 31 2005
$1,440,145,000 in 37 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principal instalments ranging from $686,000 to $955,000, guaranteed by the Ex-Im Bank, secured by 31 700-series aircraft and six 600-series aircraft, and maturing between 2014 and 2018. 33 of these facilities include fixed rate weighted average interest of 5.35%. The remaining four facilities, totaling $135,949,000, includes weighted average floating interest at the Canadian LIBOR rate plus 0.08% (effective interest rate of 3.89% as at March 31, 2006) until after the first scheduled repayment date, after such time the interest rate will be fixed. On three of the four facilities, the first scheduled repayment date is in April 2006, after such time the interest rate on the loans will be fixed at a weighted average rate of 5.00% for the remaining period the loans are outstanding. The fourth facility's first scheduled repayment date is July 2006, after such time the interest rate on the loan will be fixed at 5.01% for the remaining period the loan is outstanding.	$	1,223,284	$	1,114,506	$	932,725

(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

2. Long-term debt (continued):

	March 31 2006	December 31 2005	March 31 2005
$26,000,000 in two individual term loans, repayable in monthly instalments of $109,000 and $161,000 including floating interest at the bank's prime rate plus 0.88% with an effective interest rate of 6.38%, as at March 31, 2006, maturing in July 2008, secured by two Next-Generation flight simulators.	19,091	19,615	21,168
$12,000,000 term loan, repayable in monthly instalments of $108,000 including interest at 9.03%, maturing April 2011, secured by the Calgary hangar facility.	10,679	10,767	10,994
$15,590,000 in 22 individual term loans, amortized on a straight-line basis over a five year term, repayable in quarterly principal instalments ranging from $29,000 to $47,000 including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 3.85%, as at March 31, 2006, maturing in 2009 and 2011, guaranteed by the Ex-Im Bank and secured by certain 700-series and 600-series aircraft.	12,761	10,462	5,956
$4,550,000 term loan, repayable in monthly instalments of $50,000, including floating interest at the bank's prime rate plus 0.50%, with an effective interest rate of 6.00%, as at March 31, 2006, maturing April 2013, secured by the Calgary hangar facility.	3,380	3,484	3,795
$22,073,000 in six individual term loans, repayable in monthly instalments ranging from $25,000 to $87,000 including fixed rate weighted average interest at 8.43% having matured in October 2005.	–	–	4,396
	1,269,195	1,158,834	979,034
Less current portion	125,325	114,115	96,457
	$ 1,143,870	$ 1,044,719	$ 882,577

Future scheduled repayments of long-term debt are as follows:

2006	$ 93,782
2007	126,216
2008	139,194
2009	123,430
2010	122,575
2011 and thereafter	663,998
	$ 1,269,195

3. Financial instruments:

(a) Foreign Currency Exchange Risk:

At March 31, 2006, the Corporation had US dollar cash and cash equivalents totaling US $41,795,000 (December 31, 2005 – US $35,453,000, March 31, 2005 – US $36,013,000).

(b) Fuel Risk Management:

The Corporation periodically utilizes short-term and long-term financial and physical derivative instruments to mitigate its exposure to fluctuations in jet fuel prices and accounts for these derivatives as cash flow hedges. For the quarter ended March 31, 2006 the Corporation recognized a net loss of $2,162,000 in aircraft fuel resulting from hedging transactions.

As at March 31, 2006, the Corporation has no outstanding hedges. A net loss of $61,400 associated with aircraft fuel hedging transactions has been settled and will be recorded in April 2006.

(c) Interest Rate Risk:

The Corporation has entered into forward starting interest rate agreements at rates between 4.98% and 5.00%, effective for the period between April 2006 and June 2006, to fix the interest rate on two future aircraft deliveries.

4. Share capital:

(a) Issued and outstanding:

	Three Months Ended March 31, 2006		Twelve Months Ended December 31, 2005		Three Months Ended March 31, 2005	
	Number	Amount	Number	Amount	Number	Amount
Common and variable voting shares:						
Balance, beginning of period	129,575,099	$ 429,613	125,497,407	$ 390,469	125,497,407	$ 390,469
Exercise of options	3,206	–	1,333,791	3,389	850,186	1,644
Stock-based compensation expense	–	105	–	488	–	136
Issued from treasury	–	–	2,743,901	35,410	681,559	9,201
Share issuance costs	–	–	–	(215)	–	–
Tax benefit of issue costs	–	–	–	72	–	–
Balance, end of period	129,578,305	$ 429,718	129,575,099	$ 429,613	127,029,152	$ 401,450

As at March 31, 2006, the number of common voting shares and variable voting shares amounted to 120,116,434 and 9,461,871 respectively.

The Corporation has an Employee Share Purchase Plan ("ESPP") whereby the Corporation matches every dollar contributed by each employee to purchase common shares. Under the terms of the ESPP the Corporation has the option to acquire common shares on behalf of employees through open market purchases or to issue new shares from treasury at the current market price. During the current period, the Corporation elected to purchase these shares through the open market and will

(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

4. Share capital (continued):

(a) Issued and outstanding (continued):

continue to review this option in the future. For the three-months ended March 31, 2006 $NIL of common shares were issued from treasury (December 31, 2005 – $17,705,000, March 31, 2005 – $4,601,000) representing the Corporation's matching contribution from treasury for employee contributions, for which no cash was exchanged. Current market price for common shares issued from treasury is determined based on weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days preceding the issuance.

(b) Stock option plan:

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	Three Months Ended March 31, 2006		Twelve Months Ended December 31, 2005		Three Months Ended March 31, 2005	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	11,428,718	$ 13.94	10,682,082	$ 12.37	10,682,082	$ 12.37
Granted	17,574	$ 12.23	4,474,184	$ 14.46	207,681	$ 12.07
Exercised	(27,736)	$ 11.21	(3,506,625)	$ 9.82	(2,432,995)	$ 9.79
Cancelled	(59,896)	$ 14.76	(147,309)	$ 14.53	(29,857)	$ 14.56
Repurchased	–	$ –	(66,724)	$ 11.99	–	$ –
Expired	(21,087)	$ 12.44	(6,890)	$ 13.79	–	$ -
Stock options outstanding, end of period	11,337,573	$ 13.94	11,428,718	$ 13.94	8,426,911	$ 13.09
Exercisable, end of period	3,955,357	$ 12.25	3,920,623	$ 12.24	2,287,477	$ 12.06

Under the terms of the Corporation's Stock Option Plan, a cashless settlement alternative is available whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation or (b) elect to receive a number of shares equivalent to the difference between market value of the options and the aggregate exercise price. For the three-months ended March 31, 2006, option holders exercised 27,736 (December 31, 2005 – 3,151,923, March 31, 2005 – 2,259,932) options on a cashless settlement basis and received 3,206 (December 31, 2005 – 979,089, March 31, 2005 – 677,123) shares.

4. Share capital (continued):

(c) Per share amounts:

The following table summarizes the common shares used in calculating net earnings (loss) per common share:

Three Months Ended March 31	2006	2005
Weighted average number of common shares outstanding – basic	129,577,263	125,853,313
Effect of dilutive employee stock options	132,697	–
Weighted average number of common shares outstanding - diluted	129,709,960	125,853,313

For the three-months ended March 31, 2006, a total of 8,682,556 (March 31, 2005 - 8,426,911) options were not included in the calculation of dilutive potential common shares as the result would be anti-dilutive.

(d) Stock-based compensation:

As new options are granted, the fair value of these options will be expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

Employee stock option compensation expense included in flight operations and general and administration expenses totaled $4,683,000 for the three-months ended March 31, 2006 (March 31, 2005 – $3,536,000).

The fair market value of options granted during the three-months ended March 31, 2006 and 2005 and the weighted average assumptions used in their determination are as follows:

Three Months Ended March 31	2006	2005
Weighted average fair market value per option	$ 4.58	$ 4.09
Average risk-free interest rate	3.86%	3.60%
Average volatility	42%	40%
Expected life (years)	3.7	3.5
Dividends per share	$ 0.00	$ 0.00

(e) Contributed surplus:

Changes to contributed surplus were as follows:

	Three Months Ended March 31, 2006	Twelve Months Ended December 31, 2005	Three Months Ended March 31, 2005
Balance, beginning of period	$ 39,093	$ 21,977	$ 21,977
Stock-based compensation expense	4,683	17,604	3,536
Stock options exercised	(105)	(488)	(136)
Balance, end of period	$ 43,671	$ 39,093	$ 25,377

(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

5. **Commitments and contingencies:**

(a) Aircraft:

The Corporation has committed to purchase 10 737-600s, four 737-700s and one 737-800 Next-Generation aircraft for delivery between 2006 and 2008.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft, live satellite television systems and winglets are $238,423,000 for 2006, $157,347,000 for 2007 and $115,663,000 for 2008.

(b) Leasehold commitments:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses and satellite programming, as well as capital leases relating to ground handling equipment. The obligations are as follows:

	Capital Leases	Operating Leases
2006	$ 333	$ 68,582
2007	444	97,580
2008	444	98,538
2009	444	95,102
2010	698	85,232
2011 and thereafter	38	372,725
Total lease payments	2,401	$ 817,759
Less imputed interest at 5.29%	(308)	
Net minimum lease payments	2,093	
Less current portion of obligations under capital lease	(342)	
Obligations under capital lease	$ 1,751	

The US dollar amounts of operating leases which have been included at their Canadian dollar equivalent above are: 2006 – $50,542,000; 2007 – $75,778,000; 2008 – $77,578,000; 2009 – $77,785,000; 2010 – $70,636,000; 2011 and thereafter – $304,473,000. The Corporation has committed to lease an additional two 737-700 aircraft to be delivered during February and April 2007 for an eight-year term in US dollars. These amounts have been included at their Canadian dollar equivalent in the above table.

(c) Contingencies:

An Amended Fresh as Amended Statement of Claim was filed by Air Canada and ZIP Air Inc. in the Ontario Superior Court on March 11, 2005 (amending the original Statement of Claim filed on April 6, 2004) against the Corporation, two officers, two employees, two former officers, and one former employee (the "Defendants"). The principal allegations are that the Defendants unlawfully obtained confidential flight load and load factor information from Air Canada's employee travel website and, as a result, the Plaintiffs are seeking disgorgement of any incremental revenue, profits and other benefits acquired by the Defendants as a result of having access to the alleged confidential information. The Plaintiffs are claiming disgorgement, damages for the tort of spoliation and punitive damages in the

5. **Commitments and contingencies (continued):**

(c) Contingencies (continued):

aggregate amount of $220 million, but the Plaintiffs have provided no meaningful details or evidence to substantiate their claim for disgorgement and damages.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer, and a former officer (the "Defendants"). The principal allegations are that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit the Corporation. The Plaintiff is seeking damages in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005 Jetsgo Corporation declared Bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

Based on the results to date of (i) an internal investigation, (ii) advice from independent industry experts, and (iii) cross-examinations of witnesses in the Air Canada proceedings and (iv) evidence filed by the Plaintiffs in support of various court applications, management believes the amounts claimed are substantially without merit. The amount of loss, if any, to the Corporation as a result of these two claims cannot be reasonably estimated. The defense and investigation of these claims are continuing.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

6. **Employee profit share provision:**

The provision for employee profit share is estimated based on actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

7. **Comparative figures:**

Certain prior period balances have been reclassified to conform to the current period's presentation.

westjet.com

Form 52-109F2 - Certification of Interim Filings

I, ***Clive J. Beddoe, WestJet Airlines Ltd., President and Chief Executive Officer***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **WestJet Airlines Ltd.**, (the issuer) for the interim period ending ***March 31, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 26, 2006

"SIGNED"

Clive J. Beddoe
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, ***Alexander (Sandy) J. Campbell, WestJet Airlines Ltd., Executive Vice President, Finance, Chief Financial Officer***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **WestJet Airlines Ltd.**, (the issuer) for the interim period ending ***March 31, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 26, 2006

"SIGNED"

Alexander (Sandy) J. Campbell, FCGA
Executive Vice President, Finance and Chief Financial Officer

File No. 82-34992

WESTJET AIRLINES LTD.

Annual and Special Meeting of Holders of Voting Shares

April 27, 2006

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Votes by Show of Hands

	Business	Outcome of Vote
1.	Fixing the number of Directors of the Issuer to be elected at the Meeting at nine.	Carried
2.	The appointment of KPMG LLP as the auditors of the Issuer and the authorization of the Directors to fix their remuneration.	Carried
3.	To approve the amendment to the 2003 Stock Option Plan.	Carried

Votes by Ballot

		For	Against	Withheld
1.	The election of the following nine Directors of the Issuer for a term expiring not later than the Issuer's 2006 Annual Meeting. (a) Clive J. Beddoe (b) Ronald G. Greene (c) Murph N. Hannon (d) James Homeniuk (e) Allan W. Jackson (f) Wilmot L. Matthews (g) L.M. (Larry) Pollock (h) Hugh Bolton (i) Arthur R.A. Scace	98.5% (58,798,981)	N/A	1.5% (896,733)
2.	To approve the 2005 Stock Option Plan.	93.4% (55,738,367)	6.6% (3,934,174)	N/A

FK No. 82-34992

WESTJET

FOR IMMEDIATE RELEASE

RECEIVED
JUL 26 2006
SEC MAIL PROCESSING SECTION
WASH. D.C. 213

WestJet Announces Record First Quarter Profits for 2006

CALGARY, Alberta. April 27, 2006 - WestJet today announced its 2006 first quarter results, returning to first quarter profitability, with net earnings of $12.9 million up from the $9.6 million net loss experienced in the same quarter of 2005. In the first three months of 2006, WestJet recorded a diluted earnings per share of 10.0 cents, compared with diluted loss per share of 8.0 cents during the first quarter of 2005.

WestJet's operating revenue for the first quarter of 2006 was $387.6 million, a 31.6% increase from the $294.6 million achieved in the first three months of 2005. Yield (revenue per revenue passenger mile) was 16.8 cents in the first quarter of 2006 compared to 15.2 cents in the same period in 2005, an increase of 10.5%. This produced an increase in revenue per available seat mile ("RASM") of 19.6% over the same period last year. WestJet's cost per available seat mile ("CASM") increased 7.8% to 12.5 cents this quarter compared with 11.6 cents in the first quarter of 2005, but is unchanged from last quarter.

WestJet increased capacity, measured in available seat miles ("ASMs"), in the first quarter by 10.2% from 2.630 billion ASMs to 2.897 billion ASMs during the same period in 2005. Revenue passenger miles ("RPMs") grew by 18.9% to 2.300 billion in the first quarter of 2006 from 1.935 billion during the same three-month period in 2005. During the first three months of 2006, the company's load factor increased 5.8 percentage points to 79.4% compared with 73.6% during the same period in 2005.

Clive Beddoe, WestJet's President and CEO, commented: "I am very pleased to be able to report that our quarterly results for the first three months of 2006 mark the most successful first quarter in our history. With the Canadian airline industry returning to a more rational pricing environment, we returned to first quarter profitability reporting net earnings of $12.9 million. During this quarter, we have witnessed record breaking load factors as well as improved yields, all of which we have achieved while continuing to add capacity. This accomplishment which is hard to attain in the airline industry, is one we have now achieved over the past three quarters.

"On an available seat mile basis, our fuel expense was 11.9% higher in the first quarter of 2006 versus the same period in 2005. We managed to mitigate this expense with the early retirement of our less fuel efficient 200-series aircraft. With an average age of 2.1 years, our fleet of Next-Generation aircraft is the youngest fleet in North America. These aircraft are 30% more fuel efficient than the 200-series and are vital to our continued success as a low-cost carrier.

"Our record load factors in the first quarter of 2006 are a reflection of the significant investment we have put into our marketing efforts in recent months. The launch of our recent "Owners" campaign has increased our exposure and brand awareness in Central and Eastern Canada and reinforced our strong market presence in the West.

"The first quarter of 2006 has shown improved performance in our transborder service with better than ever load factors and yields. Furthermore, Hawaii has been another successful new

initiative for us and our expectations are to increase the frequency for both Honolulu and Maui, as well as other transborder routes next year.

"During this last quarter, we also successfully completed negotiating a three year agreement with our pilots, which resulted in over 93% of our pilots voting and 96.3% of them voting in favour of the proposed agreement. It is particularly rewarding to see such a strong acceptance of this agreement as it clearly reflects the overwhelming support that this important team has for our company and its efficiency.

"We accepted delivery of four new Boeing Next-Generation 737s in the first quarter of 2006, and we will be receiving another eight aircraft throughout the year, with all but two of these total additions being 737-600s. This will bring our registered fleet to 63 aircraft by year end. The additional 600-series aircraft will allow us to improve our efficiency in smaller markets due to their smaller size and lower cost of operation.

"After struggling with the extremely high price of jet fuel, it is satisfying to be paying out over $3.5 million in profit sharing this spring, which represents the payout for the last six months, to our dedicated team of WestJet employees. Our team has worked very hard over the past few months to generate these results, in what is traditionally a slower time for our industry. With all our recent successes there is a noticeably renewed spirit and rejuvenated enthusiasm among WestJetters who feel that their hard work and dedication will bear fruit in 2006."

WestJet is publicly traded on the Toronto Stock Exchange under the symbols WJA and WJA.RA. Effective May 8, 2006 WestJet's Variable Voting Share symbol will change from WJA.RA to WJA.A.

About WestJet

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

First Quarter 2006
Management's Discussion and Analysis of Financial Results

Forward-looking Information

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. These forward-looking statements typically contain the words "anticipate", "believe", "estimate", "intend", "expect", "may", "will", "should", or other similar terms. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to

capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.

Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com.

To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various non-GAAP performance measures, including available seat mile ("ASM"), cost per available seat mile ("CASM") defined as operating expense divided by available seat miles, revenue per available seat mile ("RASM") defined as total revenue divided by available seat miles, and revenue per revenue passenger mile ("yield") defined as total revenue divided by revenue passenger miles. These measures are provided to enhance the user's overall understanding of the Company's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

Quarterly unaudited financial information
(In millions except per share data)

	Three Months Ended			
	Mar. 31 2006	Dec. 31 2005	Sept. 30 2005	Jun. 30 2005
Total revenues	$ 388	$ 368	$ 406	$ 326
Net earnings	$ 13	$ 2	$ 30	$ 2
Basic earnings per share	$ 0.10	$ 0.01	$0.24	$ 0.02
Diluted earnings per share	$ 0.10	$ 0.01	$0.23	$ 0.02

	Three Months Ended			
	Mar. 31 2005	Dec. 31 2004(1)	Sept. 30 2004	Jun. 30 2004
Total revenues	$ 295	$ 274	$ 310	$ 257
Net earnings (loss)	$ (10)	$ (46)	$ 21	$ 7
Basic earnings (loss) per share	$(0.08)	$(0.37)	$0.17	$ 0.06
Diluted earnings (loss) per share	$(0.08)	$(0.37)	$0.17	$ 0.06

(1) Includes writedown of $47,577,000 related to 200-series fleet impairment

Highlights

The first quarter of 2006 was one of significant accomplishment as we returned to strong profitability in a more rational pricing environment. Furthermore, we were very pleased with the healthy improvements in load factors generated during this quarter, particularly in the face of the additional capacity we added to the market.

The first quarter is traditionally a weak period for the airline industry in Canada as fewer guests historically fly within the domestic market. However, our results this quarter reflect our concerted efforts to diversify our business during this slower period with increased capacity to the sun destinations in Florida, Arizona and Nevada.

Our net income rose to $12.9 million in the first quarter of 2006 compared to a net loss of $9.6 million in the same period in 2005. Revenue per passenger mile ("yield") increased by 10.5% to 16.8 cents in the first quarter 2006 as compared to 15.2 cents in first quarter 2005. Our load factor for the first quarter 2006 was up by 5.8 percentage points to 79.4% as compared to 73.6% in first quarter 2005.

Our sales and marketing strategies that were implemented last year worked well to improve our revenues, and were influential in producing positive results in our bookings and increasing our brand awareness. This focus on our guest's experience, together with our enhanced schedule of more frequency on existing routes and the introduction of the new destinations of Fort Myers, Maui and Honolulu, clearly improved the market appeal of our product.

During the quarter we also successfully completed the final transition of our fleet to more fuel-efficient Next-Generation aircraft with the retirement of the last of our older 200-series aircraft. Our fleet, which now has an average age of only 2.1 years, is the youngest fleet of aircraft in North America. During this quarter we also added one Next-Generation 700-series and three Next-Generation 600-series aircraft to our fleet which now consists of six 737-600 aircraft with seating for 119 guests, 44 737-700s with seating for 136 guests and five 737-800s with seating for 166 guests. This provides us with the ability to allocate different sized aircraft on routes of varying demand.

Of greater significance is that these aircraft are of a single-type allowing us more efficient utilization of our pilots, and more effective support from our maintenance engineers and parts inventory. It should be noted that this is the first time in five years that we have been able to return to operating one aircraft type which is fundamental to our low-cost philosophy.

Operational Growth

Our available seat miles ("ASMs") increased by 10.2% to 2.897 billion for the first quarter of 2006 as compared to 2.630 billion in first quarter 2005. Our significant increases in load factor for this quarter, in conjunction with yield growth, points to how successful our strategies have been for this period.

Total revenues, which includes guest revenues, charter and other revenues and interest income, increased to $387.6 million in first quarter 2006, a 31.6% increase from $294.6 million

in first quarter 2005. Our guest revenues generated from scheduled services increased 41.2% to $316.1 million versus $223.8 million for the same period last year.

Our strategies to further penetrate the markets in Eastern Canada and transborder destinations and to improve frequency on our existing routes also have significantly contributed to our success this quarter.

Our charter and other income remained relatively consistent on a year-over-year basis, $69.1 million in first quarter 2006 as compared to $69.8 million in first quarter 2005. Charter revenues decreased by 11.0% to $52.7 million in first quarter 2006 from $59.2 million in first quarter 2005. This decline was due to the damage done by last year's hurricanes which significantly reduced demand for flights to Cancun. Furthermore, the inclusion of flights to Las Vegas in our scheduled flying as opposed to being part of our charter program contributed to this reduction.

The other components of this revenue, including change fees and buy on board products, increased year over year from $10.6 million in first quarter 2005 to $16.4 million in first quarter 2006.

Cost per available seat mile (cents)	Three months ended March 31 2006	12 months ended December 31 2005	Three months ended March 31 2005	% change over December 31 2005	% change over March 31 2005
Aircraft fuel	3.30	3.32	2.95	(0.6)%	11.9%
Airport operations	2.24	2.05	2.18	9.3%	2.8%
Flight operations and navigational charges	1.69	1.72	1.59	(1.7)%	6.3%
Sales and marketing	1.13	1.16	0.76	(2.6)%	48.7%
Depreciation and amortization	0.83	1.00	0.97	(17.0)%	(14.4)%
Maintenance	0.71	0.69	0.77	2.9%	(7.8)%
General and administration	0.66	0.67	0.64	(1.5)%	3.1%
Aircraft leasing	0.64	0.62	0.44	3.2%	45.5%
Interest expense	0.54	0.52	0.51	3.8%	5.9%
Inflight	0.50	0.50	0.50	0.0%	0.0%
Guest services	0.26	0.26	0.26	0.0%	0.0%
	12.50	12.51	11.57	(0.1)%	8.0%

Costs

Although we continued our diligence to control costs, our cost per available seat mile ("CASM") this quarter did increase by 7.8% over the same quarter last year, from 11.6 cents to 12.5 cents. This increase was primarily caused by escalated fuel prices, an increase in our sales and marketing efforts, additional aircraft leasing costs on new aircraft and higher depreciation and amortization on our new aircraft.

Our new marketing strategies increased sales and marketing CASM from 0.76 cents per seat mile to 1.13 cents per seat mile. Our total sales and marketing expenses, as a percentage of total revenue, was 8.4% in the first quarter of 2006, an increase year over year from 6.8%. The increase in our marketing costs came about as a result of our plan to refresh the WestJet brand, and to increase the size and scope of our corporate sales team. This initiative to better serve our travel agency market and corporate Canada's business sector, has proved to be very successful in the first quarter of 2006 and was enhanced by our popular "Owners" advertising campaign which was launched in September 2005.

Despite some of the unavoidable cost increases that we experienced this quarter, we were able to successfully monitor and control our costs to a sustainable low level and produce strong financial results for the first quarter 2006.

Aircraft leasing costs increased by 45.5% to 0.64 cents on a per available seat mile basis primarily attributable to the additional lease payments on five new 800-series aircraft we introduced into our fleet in the second quarter of 2005.

During this quarter, we experienced a 22.2% increase in our fuel costs per litre compared with the first quarter of 2005. However, measured on an available seat mile basis, our fuel costs only increased 11.9%. This was achieved as a result of the greater fuel efficiency of our new aircraft and the strengthening of the Canadian dollar. Despite the continuing rise in fuel costs, our retirement of our 200-series aircraft and the accomplishment of operating a more fuel-efficient fleet has contributed to our efforts to offset the uncontrollable increases in the price of fuel. Our Next-Generation fleet of aircraft are 30% more fuel-efficient than the 200-series on a unit-cost basis and our 700- and 800-series aircraft are all equipped with blended winglets, which increase lift, further improve fuel efficiency and lower emissions. To mitigate our exposure to fluctuations in jet fuel prices, we periodically use short-term and long-term financial and physical derivatives and account for these derivatives as cash flow hedges. During the quarter, we recognized a net loss of $2.2 million in aircraft fuel resulting from hedging transactions. As at March 31, 2006, we have no outstanding hedges. A net loss of $61,400 associated with aircraft fuel hedging transactions has been settled and will be recorded in April 2006.

In late 2005, we purchased two of our previously leased 737-200 aircraft to diminish our exposure to lease return conditions and soon thereafter sold these aircraft on the open market. During this quarter, we continued with this program and purchased the remaining three leased 200-series aircraft in order to create certainty around these lease obligations. We were successful in closing sales agreements for the resale of these five 200-series aircraft in this first quarter of 2006. Our objective to create the most fuel efficient fleet possible has now been achieved and we will continue to reap the benefits of this strategy for many years to come.

The cost of operating within the North American airport system has seen initial signs of levelling during the first quarter 2006. A number of airports, including the Calgary International Airport, have taken steps to hold the line on rates and fees, which has resulted in airport CASM growth slowing to 2.8% over the same period in 2005. The increase in CASM is primarily due to the heavier weight of our Next-Generation series aircraft which have replaced our 200-series fleet. On a per departure basis the 7.1% rise in costs compared to a 31.2% increase in the same period of 2005, continue to be driven by the retirement of our smaller 737-200 series aircraft, their replacement with heavier Next-Generation aircraft and related fee impact, and the continued shift in total capacity to Toronto's Pearson International Airport, Canada's most expensive airport. While it is expected that rate increases will continue to influence airport costs going forward, we are optimistic that our first quarter rate trends will be consistent throughout 2006.

We also experienced stability of costs related to air navigational charges in Canada. In the absence of NAV Canada rate increases, our CASM increase was virtually flat at 0.1% compared to a 4% point decrease in the first quarter 2005 over first quarter 2004.

Balance Sheet

A fundamental component of our long-term success is financial strength and flexibility in our balance sheet. Our cash position at quarter end was $288.1 million and we achieved a consistent working capital ratio of 0.8 to 1. Our debt-to-equity ratio, which includes $471.5 million of off-balance sheet financing representative of operating leases at present value, was 2.53 to 1. We continue to manage our benchmark debt-to-equity ratio to no greater than 3 to 1.

Our contractual obligations for each of the next five years have not materially changed as disclosed in the annual report, December 31, 2005.

During this quarter, we accepted delivery of four aircraft covered by our Final Commitment from the Export-Import Bank of the United States ("Ex-Im Bank"). We will be accepting the remaining two deliveries under this Final Commitment with Ex-Im Bank in our next quarter. We are currently in the process of converting our Preliminary Commitment to a Final Commitment with Ex-Im Bank to cover an additional six aircraft to be delivered between July 2006 and December 2006.

We have entered into forward starting interest rate agreements, at rates between 4.98% and 5.00%, on two future aircraft deliveries effective for the period between April 2006 and June 2006.

As at April 25, 2006, we had 129,578,305 shares outstanding - 120,070,708 common voting shares and 9,507,597 variable voting shares and 11,337,573 stock options outstanding.

Outlook

We are optimistic that our industry-leading guest service will drive further growth into Eastern Canada, transborder destinations and the business traveller market segment. We have again demonstrated our ability to add capacity to our system and generate the demand to economically fill these additional seats in the market. With the continued commitment of

everyone at WestJet, we expect the achievements of the first quarter will continue through 2006 and beyond. This should all translate into increased financial performance for our shareholders.

April 26, 2006

WestJet Airlines Ltd.
Consolidated Financial Statements
March 31, 2006
(Unaudited)

WestJet Airlines Ltd.
Consolidated Balance Sheets
March 31, 2006, December 31, 2005 and March 31, 2005
(Stated in Thousands of Dollars)
(Unaudited)

	March 31, 2006	December 31, 2005	March 31, 2005
Assets			
Current assets:			
Cash and cash equivalents	$ 288,100	$ 259,640	$ 168,106
Accounts receivable	16,970	8,022	14,609
Income taxes recoverable	13,559	13,909	12,069
Prepaid expenses and deposits	33,849	31,746	27,285
Inventory	7,189	6,259	4,386
	359,667	319,576	226,455
Property and equipment (note 1)	1,938,822	1,803,497	1,591,298
Other assets	94,247	90,019	83,190
	$ 2,392,736	$ 2,213,092	$ 1,900,943
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$ 115,972	$ 100,052	$ 98,490
Advance ticket sales	154,222	127,450	114,301
Non-refundable guest credits	33,764	32,814	26,562
Current portion of long-term debt (note 2)	125,325	114,115	96,457

Current portion of obligations under capital lease (note 5)	342	2,466	5,454
	429,625	376,897	341,264
Long-term debt (note 2)	1,143,870	1,044,719	882,577
Obligations under capital lease (note 5)	1,751	1,690	-
Other liabilities	16,765	16,982	10,818
Future income tax	113,029	102,651	71,605
	1,705,040	1,542,939	1,306,264
Shareholders' equity:			
Share capital (note 4(a))	429,718	429,613	401,450
Contributed surplus (note 4(e))	43,671	39,093	25,377
Retained earnings	214,307	201,447	167,852
	687,696	670,153	594,679
Commitments and contingencies (note 5)			
	$ 2,392,736	$ 2,213,092	$ 1,900,943

WestJet Airlines Ltd.
Consolidated Statements of Earnings (Loss) and Retained Earnings
For the periods ended March 31, 2006 and 2005
(Unaudited)
(Stated in Thousands of Dollars, Except Per Share Amounts)

	Three Months Ended March 31	
	2006	2005
Revenues:		
Guest revenues	$ 316,117	$ 223,811
Charter and other	69,075	69,784
Interest income	2,363	1,006
	387,555	294,601
Expenses:		
Aircraft fuel	95,502	77,669
Airport operations	64,824	57,277
Flight operations and navigational charges	48,846	41,931
Sales and marketing	32,382	19,905
Depreciation and amortization	24,051	25,525

Maintenance	20,437	20,196
General and administration	19,231	16,815
Aircraft leasing	18,493	11,565
Interest expense	15,556	13,435
Inflight	14,444	12,994
Guest services	7,512	6,903
	361,278	304,215
Earnings (loss) from operations	26,277	(9,614)
Non-operating income (expense):		
Gain (loss) on foreign exchange	266	(541)
Gain on disposal of property and equipment	834	41
	1,100	(500)
Employee profit share (note 6)	2,847	-
Earnings (loss) before income taxes	24,530	(10,114)
Income tax expense (recovery):		
Current	1,292	(4,743)
Future	10,378	4,223
	11,670	(520)
Net earnings (loss)	12,860	(9,594)
Retained earnings, beginning of period	201,447	177,446
Retained earnings, end of period	$ 214,307	$ 167,852
Earnings (loss) per share (note 4(c)):		
Basic	$ 0.10	$ (0.08)
Diluted	$ 0.10	$ (0.08)
Operating highlights:		
Available seat miles	2,897,107,881	2,630,180,625
Revenue passenger miles	2,300,447,475	1,934,680,989
Load factor	79.4%	73.6%
Revenue per passenger mile (cents)	16.8	15.2
Revenue per available seat mile (cents)	13.4	11.2
Cost per passenger mile (cents)	15.7	15.7
Cost per available seat mile (cents)	12.5	11.6

Fuel consumption (litres)	142,291,618	141,463,749
Fuel cost/litre (cents)	67.1	54.9
Segment guests	2,621,192	2,277,400
Average stage length	831	813
Number of full time equivalent employees at quarter end	4,376	4,157
Fleet size at quarter end	55	57

WestJet Airlines Ltd.
Consolidated Statements of Cash Flows
For the periods ended March 31, 2006 and 2005
(Unaudited)
(Stated in Thousands of Dollars)

	Three Months Ended March 31 2006	2005
Cash provided by (used in):		
Operating activities:		
Net earnings (loss)	$ 12,860	$ (9,594)
Items not involving cash:		
Depreciation and amortization	24,051	25,525
Amortization of other liabilities	(217)	(26)
Amortization of hedge settlements	348	348
Gain on disposal of property and equipment	(834)	(41)
Stock-based compensation expense	4,683	3,536
Issued from treasury stock	-	4,601
Future income tax expense	10,378	4,223
	51,269	28,572
Decrease in non-cash working capital	32,011	27,288
	83,280	55,860
Financing activities:		
Repayment of long-term debt	(28,520)	(23,902)
Increase in long-term debt	138,881	-
Decrease in obligations under capital lease	(226)	(1,431)
Increase in other liabilities	-	844
Increase in other assets	(5,648)	(3,633)
Issuance of common shares	-	6,244
	104,487	(21,878)
Investing activities:		
Aircraft additions	(159,733)	(141,370)

Aircraft disposals	3,720	135,218
Other property and equipment additions	(4,729)	(8,305)
Other property and equipment disposals	1,435	49
	(159,307)	(14,408)
Increase in cash	28,460	19,574
Cash, beginning of period	259,640	148,532
Cash, end of period	$ 288,100	$ 168,106

Cash is defined as cash and cash equivalents.

Cash interest and taxes paid during the three-months ended March 31, 2006 were $14,778,000 (2005 - $13,705,000) and $942,000 (2005 - $4,472,000) respectively.

As at March 31, 2006 cash and cash equivalents include US $7,309,000 (December 31, 2005 - US $6,317,000, March 31, 2005 - US $2,419,000) of restricted cash.

WestJet Airlines Ltd.
Notes to Consolidated Financial Statements
For the periods ended March 31, 2006 and 2005
(Unaudited)
(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2005.

The Corporation's business is seasonal in nature with varying levels of activity throughout the year. The Corporation experiences increased domestic travel in the summer months and more demand for transborder and charter sun destinations over the winter period.

1. Property and equipment:

March 31, 2006	Cost	Accumulated Depreciation	Net book value
Aircraft - Next-Generation	$ 1,779,561	$ 122,079	$ 1,657,482
Ground property and equipment	131,920	52,277	79,643
Spare engines and parts - Next-Generation	68,661	8,857	59,804
Buildings	39,501	4,071	35,430
Leasehold improvements	6,420	4,126	2,294
Other assets under capital lease	2,481	315	2,166
	2,028,544	191,725	1,836,819
Deposits on aircraft	66,256	-	66,256
Assets under development	35,747	-	35,747
	$ 2,130,547	$ 191,725	$ 1,938,822

December 31, 2005			
Aircraft - Next-Generation	$ 1,619,850	$ 102,914	$ 1,516,936
Ground property and equipment	135,217	52,664	82,553
Spare engines and parts - Next-Generation	67,960	8,029	59,931
Buildings	39,636	3,825	35,811
Leasehold improvements	6,302	3,992	2,310
Other assets under capital lease	2,289	198	2,091
Aircraft - 200-series	3,892	2,861	1,031
Spare engines and parts - 200-series	12,547	11,128	1,419
Aircraft under capital lease	19,475	19,475	-
	1,907,168	205,086	1,702,082
Deposits on aircraft	73,493	-	73,493
Assets under development	27,922	-	27,922
	$ 2,008,583	$ 205,086	$ 1,803,497

March 31, 2005

Aircraft - Next-Generation	$ 1,305,576	$ 57,170	$ 1,248,406
Ground property and equipment	117,581	38,688	78,893
Spare engines and parts - Next-Generation	54,406	5,583	48,823
Buildings	39,636	3,086	36,550
Leasehold improvements	5,693	3,334	2,359
Aircraft - 200-series	142,519	126,819	15,700
Spare engines and parts - 200-series	22,978	16,663	6,315
Aircraft under capital lease	31,601	27,900	3,701
	1,719,990	279,243	1,440,747
Deposits on aircraft	135,103	-	135,103
Assets under development	15,448	-	15,448
	$ 1,870,541	$ 279,243	$ 1,591,298

During the three-months ended March 31, 2006, property and equipment was acquired at an aggregate cost of $172,000 (December 31, 2005 - $2,137,000, March 31, 2005 - $NIL) by means of capital leases.

2. Long-term debt:

	March 31 2006	December 31 2005	March 31 2005
$1,440,145,000 in 37 individual term loans, amortized on a straight -line basis over a 12-year term, repayable in quarterly principal instalments ranging from $686,000 to $955,000, guaranteed by the Ex-Im Bank, secured by 31 700-series aircraft and six 600-series aircraft, and maturing between 2014 and 2018. 33 of these facilities include fixed rate weighted average interest of 5.35%. The remaining four facilities, totaling $135,949,000, includes weighted average floating interest at the Canadian LIBOR rate plus 0.08% (effective interest rate of 3.89% as at March 31, 2006) until after the first scheduled repayment date, after such time the interest rate			

will be fixed. On three of the four facilities, the first scheduled repayment date is in April 2006, after such time the interest rate on the loans will be fixed at a weighted average rate of 5.00% for the remaining period the loans are outstanding. The fourth facility's first scheduled repayment date is July 2006, after such time the interest rate on the loan will be fixed at 5.01% for the remaining period the loan is outstanding.	$ 1,223,284	$ 1,114,506	$ 932,725
$26,000,000 in two individual term loans, repayable in monthly instalments of $109,000 and $161,000 including floating interest at the bank's prime rate plus 0.88% with an effective interest rate of 6.38%, as at March 31, 2006, maturing in July 2008, secured by two Next-Generation flight simulators.	19,091	19,615	21,168
$12,000,000 term loan, repayable in monthly instalments of $108,000 including interest at 9.03%, maturing April 2011, secured by the Calgary hangar facility.	10,679	10,767	10,994
$15,590,000 in 22 individual term loans, amortized on a straight-line basis over a five year term, repayable in quarterly principal instalments ranging from $29,000 to $47,000 including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 3.85%, as at March 31, 2006, maturing in 2009 and 2011, guaranteed by the Ex-Im Bank and secured by certain 700-series and 600-series aircraft.	12,761	10,462	5,956
$4,550,000 term loan, repayable in monthly instalments of $50,000, including floating interest at the bank's prime rate plus 0.50%, with an effective interest rate of 6.00%, as at March 31, 2006, maturing April 2013, secured by the Calgary hangar facility.	3,380	3,484	3,795
$22,073,000 in six individual term loans, repayable in monthly			

instalments ranging from $25,000 to $87,000 including fixed rate weighted average interest at 8.43% having matured in October 2005.	-	-	4,396
	1,269,195	1,158,834	979,034
Less current portion	125,325	114,115	96,457
	$ 1,143,870	$ 1,044,719	$ 882,577

Future scheduled repayments of long-term debt are as follows:

2006	$ 93,782
2007	126,216
2008	139,194
2009	123,430
2010	122,575
2011 and thereafter	663,998
	$ 1,269,195

3. Financial instruments

(a) Foreign Currency Exchange Risk:

At March 31, 2006, the Corporation had US dollar cash and cash equivalents totaling US $41,795,000 (December 31, 2005 - US $35,453,000, March 31, 2005 - US $36,013,000).

(b) Fuel Risk Management:

The Corporation periodically utilizes short-term and long-term financial and physical derivative instruments to mitigate its exposure to fluctuations in jet fuel prices and accounts for these derivatives as cash flow hedges. For the quarter ended March 31, 2006 the Corporation recognized a net loss of $2,162,000 in aircraft fuel resulting from hedging transactions.

As at March 31, 2006, the Corporation has no outstanding hedges. A net loss of $61,400 associated with aircraft fuel hedging transactions has been settled and will be recorded in April 2006.

(c) Interest Rate Risk:

The Corporation has entered into forward starting interest rate agreements at rates between 4.98% and 5.00%, effective for the period between April 2006 and June 2006, to fix the interest rate on two future aircraft deliveries.

4. Share capital:

(a) Issued and outstanding:

	Three months ended March 31, 2006		12 months ended December 31, 2005	
	Number	Amount	Number	Amount
Common and variable voting shares:				
Balance, beginning of period	129,575,099	$ 429,613	125,497,407	$ 390,469
Exercise of options	3,206	-	1,333,791	3,389
Stock-based compensation expense	-	105	-	488
Issued from treasury	-	-	2,743,901	35,410
Share issuance costs	-	-	-	(215)
Tax benefit of issue costs	-	-	-	72
Balance, end of period	129,578,305	$ 429,718	129,575,099	$ 429,613

	Three months ended March 31, 2005	
	Number	Amount
Common and variable voting shares:		
Balance, beginning of period	125,497,407	$ 390,469
Exercise of options	850,186	1,644
Stock-based compensation expense	-	136
Issued from treasury	681,559	9,201
Share issuance costs	-	-
Tax benefit of issue costs	-	-
Balance, end of period	127,029,152	$ 401,450

As at March 31, 2006, the number of common voting shares and variable voting shares amounted to 120,116,434 and 9,461,871 respectively.

The Corporation has an Employee Share Purchase Plan ("ESPP") whereby the Corporation matches every dollar contributed by each employee to purchase common shares. Under the terms of the ESPP the Corporation has the option to acquire common shares on behalf of employees through open market purchases or to issue new shares from treasury at the current market price. During the current period, the Corporation elected to purchase these shares through the open market and will continue to review this option in the future. For the three-months ended March 31, 2006 $NIL of common shares were issued from treasury (December 31, 2005 - $17,705,000, March 31, 2005 - $4,601,000) representing the Corporation's matching contribution from treasury for employee contributions, for which no cash was exchanged. Current market price for common shares issued from treasury is determined based on weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days preceding the issuance.

(b) Stock option plan:

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	Three months ended March 31, 2006		12 months ended December 31, 2005	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	11,428,718	$ 13.94	10,682,082	$ 12.37
Granted	17,574	$ 12.23	4,474,184	$ 14.46
Exercised	(27,736)	$ 11.21	(3,506,625)	$ 9.82
Cancelled	(59,896)	$ 14.76	(147,309)	$ 14.53
Repurchased	-	$ -	(66,724)	$ 11.99
Expired	(21,087)	$ 12.44	(6,890)	$ 13.79
Stock options outstanding, end of period	11,337,573	$ 13.94	11,428,718	$ 13.94
Exercisable, end of period	3,955,357	$ 12.25	3,920,623	$ 12.24

	Three months ended March 31, 2005	
	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	10,682,082	$ 12.37
Granted	207,681	$ 12.07
Exercised	(2,432,995)	$ 9.79
Cancelled	(29,857)	$ 14.56
Repurchased	-	$ -
Expired	-	$ -
Stock options outstanding, end of period	8,426,911	$ 13.09
Exercisable, end of period	2,287,477	$ 12.06

Under the terms of the Corporation's Stock Option Plan, a cashless settlement alternative is available whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation or (b) elect to receive a number of shares equivalent to the difference between market value of the options and the aggregate exercise price. For the three-months ended March 31, 2006, option holders exercised 27,736 (December 31, 2005 - 3,151,923, March 31, 2005 - 2,259,932) options on a cashless settlement basis and received 3,206 (December 31, 2005 - 979,089, March 31, 2005 - 677,123) shares.

(c) Per share amounts:

The following table summarizes the common shares used in calculating net earnings (loss) per common share:

	Three months ended March 31 2006	2005
Weighted average number of common shares outstanding - basic	129,577,263	125,853,313
Effect of dilutive employee stock options	132,697	-

Weighted average number of common shares outstanding - diluted	129,709,960	125,853,313

For the three-months ended March 31, 2006, a total of 8,682,556 (March 31, 2005 - 8,426,911) options were not included in the calculation of dilutive potential common shares as the result would be anti-dilutive.

(d) Stock-based compensation

As new options are granted, the fair value of these options will be expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

Employee stock option compensation expense included in flight operations and general and administration expenses totaled $4,683,000 for the three-months ended March 31, 2006 (March 31, 2005 - $3,536,000).

The fair market value of options granted during the three-months ended March 31, 2006 and 2005 and the weighted average assumptions used in their determination are as follows:

Three-Months ended March 31, 2006

Weighted average fair market value per option	$4.58
Average risk-free interest rate	3.86%
Average volatility	42%
Expected life (years)	3.7
Dividends per share	$0.00

Three-Months ended March 31, 2005

Weighted average fair market value per option	$4.09
Average risk-free interest rate	3.60%
Average volatility	40%
Expected life (years)	3.5
Dividends per share	$0.00

(e) Contributed surplus:

Changes to contributed surplus were as follows:

	Three months ended March 31, 2006	12 months ended December 31, 2005	Three months ended March 31, 2005
Balance, beginning of period	$ 39,093	$ 21,977	$ 21,977

Stock-based compensation expense	4,683	17,604	3,536
Stock options exercised	(105)	(488)	(136)
Balance, end of period	$ 43,671	$ 39,093	$ 25,377

5. Commitments and contingencies

(a) Aircraft:

The Corporation has committed to purchase 10 737-600's, four 737-700's and one 737-800 Next-Generation aircraft for delivery between 2006 and 2008.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft, live satellite television systems and winglets are $238,423,000 for 2006, $157,347,000 for 2007 and $115,663,000 for 2008.

(b) Leasehold commitments:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses and satellite programming, as well as capital leases relating to ground handling equipment. The obligations are as follows:

	Capital Leases	Operating Leases
2006	$ 333	$ 68,582
2007	444	97,580
2008	444	98,538
2009	444	95,102
2010	698	85,232
2011 and thereafter	38	372,725
Total lease payments	2,401	$ 817,759
Less imputed interest at 5.29%	(308)	
Net minimum lease payments	2,093	
Less current portion of obligations under capital lease	(342)	
Obligations under capital lease	$ 1,751	

The US dollar amounts of operating leases which have been included at their Canadian dollar equivalent above are: 2006 - $50,542,000; 2007 - $75,778,000; 2008 - $77,578,000; 2009 - $77,785,000; 2010 - $70,636,000; 2011 and thereafter - $304,473,000. The Corporation has committed to lease an additional two 737-700 aircraft to be delivered during February and April 2007 for an eight-year term in US dollars. These amounts have been included at their Canadian dollar equivalent in the above table.

(c) Contingencies:

An Amended Fresh as Amended Statement of Claim was filed by Air Canada and ZIP Air Inc. in the Ontario Superior Court on March 11, 2005 (amending the original Statement of Claim filed on April 6, 2004) against the Corporation, two officers, two employees, two former officers, and one former employee (the "Defendants"). The principal allegations are that the Defendants unlawfully obtained confidential flight load and load factor information from Air Canada's employee travel website and, as a result, the Plaintiffs are seeking disgorgement of any incremental revenue, profits and other benefits acquired by the Defendants as a result of having access to the alleged confidential information. The Plaintiffs are claiming disgorgement, damages for the tort of spoliation and punitive damages in the aggregate amount of $220 million, but the Plaintiffs have provided no meaningful details or evidence to substantiate their claim for disgorgement and damages.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer, and a former officer (the "Defendants"). The principal allegations are that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit the Corporation. The Plaintiff is seeking damages in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005 Jetsgo Corporation declared Bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

Based on the results to date of (i) an internal investigation, (ii) advice from independent industry experts, and (iii) cross-examinations of witnesses in the Air Canada proceedings and (iv) evidence filed by the Plaintiffs in support of various court applications, management believes the amounts claimed are substantially without merit. The amount of loss, if any, to the Corporation as a result of these two claims cannot be reasonably estimated. The defense and investigation of these claims are continuing.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

6. Employee profit share provision:

The provision for employee profit share is estimated based on actual year-to-date earnings results. The actual employee profit share amount is to be

determined by the Board of Directors based on audited financial results at the completion of the financial year.

7. Comparative figures:

Certain prior period balances have been reclassified to conform to the current period's presentation.

-30-

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com

File No. 82-34992

SEC MAIL PROCESSING
RECEIVED
JUL 2 6 2006
WASH, D.C. 213 SECTION

WESTJET

FOR IMMEDIATE RELEASE

WestJet Reports Record Traffic Statistics for April

Load Factor of 78.5% surpasses previous high

CALGARY, Alberta. May 4, 2006. WestJet today announced its traffic statistics for April 2006, featuring a 30.4% increase in revenue passenger miles (RPMs) to 763.8 million, up from 585.7 million in April 2005. Year to date, RPMs increased 21.6% to 3,064.3 million from 2,520.4 million in the same period in 2005.

Clive Beddoe, WestJet's President and CEO, commented: "Having recently announced the best first quarter in WestJet's history, we are pleased to continue this trend as we report record results for April. Our strong transborder performance contributed to favourable load factors as well as healthy yields."

WestJet's load factor for April 2006 increased 9.7 percentage points to 78.5% compared with 68.8% in April 2005. During the first four months of 2006, the company's load factor increased 6.8 percentage points to 79.2% compared with 72.4% during the same period in 2005.

Available seat miles (ASMs) grew 14.4% to 973.4 million in April 2006, up from 850.8 million in April 2005. Year to date, ASMs have increased 11.2% to 3,870.5 up from 3,481.0 million in the same four-month period in 2005.

Mr. Beddoe added: "Our efforts to provide the highest quality service to our guests, while maintaining our low-cost structure, are clearly paying off. Our fuel efficient modern fleet has helped to mitigate the ongoing concern of high fuel prices."

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com

HR No 02-54992

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: WESTJET

AND AIR CANADA

May 29, 2006

WestJet and Air Canada Issue Joint Press Release

CALGARY, ALBERTA and MONTREAL, QUEBEC--(CCNMatthews - May 29, 2006) - In 2003-2004, certain members of WestJet management engaged in an extensive practice of covertly accessing a password protected proprietary employee web site maintained by Air Canada to download detailed and commercially sensitive information without authorization or consent from Air Canada. This practice was undertaken with the knowledge and direction of the highest management levels of WestJet and was not halted until discovered by Air Canada. This conduct was both unethical and unacceptable and WestJet accepts full responsibility for such misconduct. WestJet sincerely regrets having engaged in this practice and unreservedly apologizes to Air Canada and Mr. Robert Milton.

As a full settlement, WestJet has agreed to pay Air Canada's investigation and litigation costs of $5.5 million and has accepted Air Canada's request that WestJet make a donation in the amount of $10 million in the name of Air Canada and WestJet to children's charities across the country. Air Canada has accepted WestJet's apology and withdrawn its claims in light of this settlement. All legal proceedings between the parties have been terminated. Both parties have expressed a desire to turn the page on this unfortunate chapter with finality and are pleased that children's charities across Canada will also benefit from this settlement arrangement.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Air Canada Contacts:
Isabelle Arthur (Montreal)
(514) 422-5788

OR

Peter Fitzpatrick (Toronto)
(416) 263-5576

OR

Angela Mah (Vancouver)
(604) 270-5741
Internet: aircanada.com

OR

WestJet :

Richard Bartrem (Calgary)
(403) 444-2226
Internet : westjet.com

INDUSTRY: AIR
SUBJECT: LAW

-0-

File No. 82-34992

FOR IMMEDIATE RELEASE

WestJet Announces Triple Play of Success for May

Record-Breaking Load Factor, On-Time Performance and Completion Rate

CALGARY, Alberta. June 6, 2006. WestJet announced its traffic statistics for May 2006 today, featuring a record-breaking load factor for the month of May of 76.9%, an on-time performance (OTP) of 93.4% and a completion rate of 99.8%.

"Not only was our load factor for May record-breaking, our on-time performance and completion rate for May was our strongest ever," said Clive Beddoe, WestJet's President and Chief Executive Officer. "I'm especially pleased that these results were achieved while reallocating a significant amount of our capacity from our winter schedule, which includes transborder and charter usage, to domestic operations within Canada. Our ability to maximize fleet efficiency is one of the principle reasons that WestJet is one of the few airlines in North America with positive net earnings in the first quarter."

WestJet's load factor of 76.9% was up 6.3 percentage points compared with 70.6% in May 2005. During the first five months of 2006, the Company's average load factor increased 6.6 percentage points to 78.7% compared with 72.1% during the same period in 2005.

OTP was 93.4%, up 2.1 percentage points compared to May 2005. OTP is measured as the percentage of flights operating on time within 15 minutes of the scheduled arrival time or earlier. WestJet's May completion rate was also a Company best at 99.8%. Completion rate is defined as the percentage of flights that operate in the month over the number of flights actually scheduled.

WestJet experienced a 32% increase in revenue passenger miles (RPMs) to 787.5 million, up from 597.2 million in May 2005. Year to date, RPMs increased 24% to 3,851.7 million from 3,117.6 million in the same period in 2005.

Available seat miles (ASMs) grew 21% to 1,023.7 million in May 2006, up from 845.4 million in May 2005. Year to date, ASMs have increased 13% to 4,894.1 million, up from 4,326.4 million in the same five-month period in 2005.

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

- 30 -

For additional information, please contact:

WestJet Media Relations:
Gillian Bentley, 403-444-2615

File No. 82-34992

FOR IMMEDIATE RELEASE

WestJet's June Load Factor Increases to 77.1%

Airline Continues Momentum While Adding 20% Capacity

CALGARY, Alberta. July 6, 2006. WestJet today announced its traffic statistics for June 2006, featuring an increase in load factor of 3.6 percentage points to 77.1%, compared with 73.5% in June 2005. During the first six months of 2006, the company's load factor increased 6.1 percentage points to 78.4%, compared with 72.3% during the same period in 2005.

"WestJet's investment in people, planning and strategy continues to gain momentum, as seen in our favourable load factors," said Sean Durfy, WestJet's Executive Vice-President, Marketing, Sales and Airports. "The increase in capacity across our network is being absorbed by new and returning guests who appreciate WestJet's most modern fleet in North America, our live seatback TVs and our award-winning customer service."

Available seat miles (ASMs) grew 20% to 1,005.2 million in June 2006, up from 837.8 million in June 2005. Year to date, ASMs have increased 14% to 5,899.3 million, up from 5,164.2 million in the same six-month period in 2005.

WestJet's revenue passenger miles (RPMs) for June 2006 increased 26% to 774.5 million, up from 615.4 million in June 2005. Year to date, RPMs increased 24% to 4,626.3 million from 3,733.0 million in the same period in 2005.

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

- 30 -

For additional information, please contact:

WestJet Media Relations:
Gillian Bentley, 403-444-2615

File No. 82-34992

WESTJET

FOR IMMEDIATE RELEASE

WestJet Finalizes Term Sheet for Additional Aircraft

CALGARY, Alberta. July 20, 2006. WestJet today announced that it has finalized a term sheet with Singapore Aircraft Leasing Enterprise (SALE) for four Boeing Next-Generation 737 aircraft to be delivered in late 2007 and early 2008.

Details of the agreement include one 700-series aircraft scheduled for delivery in November, 2007, in addition to one 800-series aircraft and two 700-series aircraft scheduled for delivery in the first and second quarter of 2008 respectively. The agreement also provides WestJet with the ability to secure three 700-series and one 800-series aircraft for delivery in 2009. The 700-series may be converted to 800-series at WestJet's option. Finalization of the transaction is subject to a number of conditions.

"As WestJet successfully executes its strategic plan, the delivery of these aircraft is key to our growth in the coming years. The foreseeable future indicates many opportunities for increasing frequency and expansion into new routes and new destinations," said Sean Durfy, WestJet's Executive Vice-President, Marketing, Sales and Airports.

WestJet currently has a registered fleet of 57 aircraft, with committed deliveries scheduled for the remainder of 2006 and throughout 2007 and 2008. By the end of 2008, these additional aircraft will bring WestJet's fleet size to 76.

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

- 30 -

Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com